SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  'FY10 Part 3 of 5'

Part 3 of 5

Financial statements IFRS

Consolidated income statement

For the year ended 31 December 2010

2010 €m		2010 £m	2009 £m
	Income
42,675	Gross written premiums	36,274	34,690
(2,191)	Premiums ceded to reinsurers	(1,863)	(2,576)
40,484	Premiums written net of reinsurance	34,411	32,114
(89)	Net change in provision for unearned premiums	(75)	559
40,395	Net earned premiums	34,336	32,673
2,096	Fee and commission income	1,782	1,789
25,874	Net investment income	21,993	25,155
155	Share of profit/(loss) after tax of joint ventures and associates	131	(504)
187	Profit on the disposal and re-measurement of subsidiaries and associates	159	153
68,707		58,401	59,266
	Expenses
(34,296)	Claims and benefits paid, net of recoveries from reinsurers	(29,152)	(27,549)
(8,444)	Change in insurance liabilities, net of reinsurance	(7,177)	(5,682)
(10,284)	Change in investment contract provisions	(8,741)	(11,185)
387	Change in unallocated divisible surplus	329	(1,547)
(6,902)	Fee and commission expense	(5,867)	(4,396)
(4,161)	Other expenses	(3,537)	(5,366)
(1,673)	Finance costs	(1,422)	(1,519)
(65,373)		(55,567)	(57,244)
3,334	Profit before tax	2,834	2,022
(463)	Tax attributable to policyholders' returns	(394)	(217)
2,871	Profit before tax attributable to shareholders' profits	2,440	1,805
(1,108)	Tax expense	(942)	(707)
463	Less: tax attributable to policyholders' returns	394	217
(645)	Tax attributable to shareholders' profits	(548)	(490)
2,226	Profit for the year	1,892	1,315
	Attributable to:
1,721	Equity shareholders of Aviva plc	1,463	1,085
505	Non-controlling interests	429	230
2,226		1,892	1,315
	Earnings per share
59.3c	Basic (pence per share)	50.4p	37.8p
58.3c	Diluted (pence per share)	49.6p	37.5p

Consolidated statement of comprehensive income

For the year ended 31 December 2010

2010 €m		2010 £m	2009 £m
2,226	Profit for the year	1,892	1,315

	Other comprehensive income
	Investments classified as available for sale
815	Fair value gains	693	1,011
(188)	Fair value gains transferred to profit on disposals	(160)	(310)
211	Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	179	482
	Owner-occupier properties
(54)	Fair value losses	(46)	(25)
(31)	Share of other comprehensive income of joint ventures and associates	(26)	122
1,175	Actuarial gains/(losses) on pension schemes	999	(1,140)
(21)	Actuarial losses on pension schemes transferred to unallocated divisible surplus and other movements	(18)	24
(92)	Foreign exchange rate movements	(78)	(951)
(131)	Aggregate tax effect - shareholder tax	(112)	(196)
1,684	Other comprehensive income, net of tax	1,431	(983)
3,910	Total comprehensive income for the year	3,323	332

	Attributable to:
3,471	Equity shareholders of Aviva plc	2,950	240
439	Non-controlling interests	373	92
3,910		3,323	332

Consolidated statement of changes in equity

For the year ended 31 December 2010

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,463	1,463	-	429	1,892
Other comprehensive income	-	-	-	-	-	(38)	(21)	411	78	-	1,057	1,487	-	(56)	1,431
Total comprehensive income for the year	-	-	-	-	-	(38)	(21)	411	78	-	2,520	2,950	-	373	3,323
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(757)	(757)	-	-	(757)
Shares issued in lieu of dividends	13	-	(13)	-	-	-	-	-	-	-	209	209	-	-	209
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	42	42
Dilution of shareholding in Delta Lloyd	-	-	-	-	-	(3)	-	(1)	-	-	(4)	(8)	-	8	-
Non-controlling interests' share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(187)	(187)
Non-controlling interests in acquired/(disposed) subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	3	3
Changes in non-controlling interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(38)	(38)
Shares acquired by employee trusts	-	-	-	-	(14)	-	-	-	-	-	-	(14)	-	-	(14)
Shares distributed by employee trusts	-	-	-	-	50	-	-	-	-	-	(50)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	41	-	41	-	-	41
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(51)	51	-	-	-	-
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	-	-	-	-	17	17	-	-	17
Balance at 31 December	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725

Consolidated statement of changes in equity continued

For the year ended 31 December 2009

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Non-controlling interests £m	Total equity £m
At 1 January 2009	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,085	1,085	-	230	1,315
Other comprehensive income	-	-	-	-	-	(1,110)	(26)	1,030	332	-	(1,071)	(845)	-	(138)	(983)
Total comprehensive income for the year	-	-	-	-	-	(1,110)	(26)	1,030	332	-	14	240	-	92	332
Owner-occupied properties -
fair value losses transferred to retained earnings on disposals	-	-	-	-	-	-	(1)	-	-	-	1	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(853)	(853)	-	-	(853)
Issues of share capital	1	-	-	-	-	-	-	-	-	-	-	1	-	-	1
Shares issued in lieu of dividends	27	-	(27)	-	-	-	-	-	-	-	299	299	-	-	299
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	6	6
Transfers to non-controlling interests following Delta Lloyd IPO	-	-	-	-	-	(351)	(26)	(156)	-	-	3	(530)	-	1,460	930
Minority share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(109)	(109)
Non-controlling interests in acquired/(disposed) subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Changes in non-controlling interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(111)	(111)
Shares acquired by employee trusts	-	-	-	-	(53)	-	-	-	-	-	-	(53)	-	-	(53)
Shares distributed by employee trusts	-	-	-	-	18	-	-	-	-	-	(18)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	56	-	56	-	-	56
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(60)	60	-	-	-	-
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	-	-	-	-	17	17	-	-	17
Balance at 31 December	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086

Consolidated statement of financial position

As at 31 December 2010

2010 €m		2010 £m	2009 £m
	Assets
3,943	Goodwill	3,391	3,381
3,263	Acquired value of in-force business and intangible assets	2,806	2,860
2,319	Interests in, and loans to, joint ventures	1,994	1,701
748	Interests in, and loans to, associates	643	1,281
872	Property and equipment	750	753
15,191	Investment property	13,064	12,422
50,086	Loans	43,074	41,079
294,521	Financial investments	253,288	238,679
8,237	Reinsurance assets	7,084	7,572
335	Deferred tax assets	288	218
230	Current tax assets	198	359
9,645	Receivables	8,295	9,632
7,060	Deferred acquisition costs and other assets	6,072	5,621
4,292	Prepayments and accrued income	3,691	3,604
29,599	Cash and cash equivalents	25,455	25,176
16	Assets of operations classified as held for sale	14	53
430,357	Total assets	370,107	354,391
	Equity
	Capital
820	Ordinary share capital	705	692
233	Preference share capital	200	200
1,053		905	892
	Capital reserves
1,388	Share premium	1,194	1,207
3,803	Merger reserve	3,271	3,271
5,191		4,465	4,478
(37)	Shares held by employee trusts	(32)	(68)
2,610	Other reserves	2,245	1,829
6,292	Retained earnings	5,411	3,425
15,109	Equity attributable to shareholders of Aviva plc	12,994	10,556
1,151	Direct capital instrument	990	990
4,350	Non-controlling interests	3,741	3,540
20,610	Total equity	17,725	15,086
	Liabilities
206,628	Gross insurance liabilities	177,700	171,092
136,962	Gross liabilities for investment contracts	117,787	110,015
3,986	Unallocated divisible surplus	3,428	3,866
10,502	Net asset value attributable to unitholders	9,032	9,894
3,422	Provisions	2,943	3,980
2,044	Deferred tax liabilities	1,758	1,038
365	Current tax liabilities	314	192
17,383	Borrowings	14,949	15,000
23,595	Payables and other financial liabilities	20,292	20,542
4,860	Other liabilities	4,179	3,653
-	Liabilities of operations classified as held for sale	-	33
409,747	Total liabilities	352,382	339,305
430,357	Total equity and liabilities	370,107	354,391

Consolidated statement of cash flows

For the year ended 31 December 2010

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	2010 £m	2009 £m
Cash flows from operating activities
Cash generated from operations	2,213	3,286
Tax paid	(406)	(601)
Net cash from operating activities	1,807	2,685
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	477	(596)
Disposals of subsidiaries, joint ventures and associates,
net of cash transferred	251	201
Disposal of non-controlling interest in subsidiary	15	-
New loans to joint ventures and associates	(64)	(145)
Repayment of loans to joint ventures and associates	5	99
Net new loans to joint ventures and associates	(59)	(46)
Purchases of property and equipment	(225)	(149)
Proceeds on sale of property and equipment	61	188
Purchases of intangible assets	(156)	(30)
Net cash from investing activities	364	(432)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs	-	1
Treasury shares purchased for employee trusts	(14)	(53)
New borrowings drawn down, net expenses	3,647	4,260
Repayment of borrowings	(2,887)	(3,853)
Net drawdown of borrowings	760	407
Interest paid on borrowings	(1,421)	(1,199)
Preference dividends paid	(17)	(17)
Ordinary dividends paid	(472)	(476)
Coupon payments on direct capital instruments	(59)	(61)
Capital contributions from non-controlling interests	42	6
Dividends paid to non-controlling interests of subsidiaries Partial disposal of subsidiary	(187) -	(109) 930
Net cash from financing activities	(1,368)	(571)
Net increase in cash and cash equivalents	803	1,682
Cash and cash equivalents at 1 January	24,251	23,531
Effect of exchange rate changes on cash and cash equivalents	(359)	(962)
Cash and cash equivalents at 31 December	24,695	24,251

A1 - Basis of preparation

(a)  The results for the year ended 31 December 2010 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The results in this preliminary announcement have been prepared in accordance with IFRS applicable at 31 December 2010 and have been taken from the group's Annual Report and Accounts which will be available on the company's website on 29 March 2011.

      In 2008, the IASB issued revised versions of IFRS 3, Business Combinations, and IAS 27, Consolidated and Separate Financial Statements. The former introduced a number of changes in accounting for such transactions that impact the amount of goodwill recognised, the reported results in the period an acquisition occurs, and future reported results. The latter now requires a change in the ownership interest of a subsidiary (without loss of control) to be accounted for as an equity transaction, rather than giving rise to goodwill or a gain or loss. Consequential amendments were made to IAS 7, Statement of Cash Flows, IAS 12, Income Taxes, IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures.
      During 2008 and 2009, the IASB also issued amendments to IFRS 1, First Time Adoption of IFRS, IFRS 2, Share-Based Payment, IAS 39, Financial Instruments: Recognition and Measurement, and the results of its annual improvements project. IFRIC interpretation 17, Distributions of Non-cash Assets to Owners, issued in 2008, has also been endorsed by the EU.
      These are all applicable for the first time in the current accounting period and are now reflected in the Group's financial reporting, with no material impact other than on presentation as described in (c)(ii) below.
      The preliminary announcement for the year ended 31 December 2010 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The results on an IFRS basis for the full year 2010 and 2009 have been audited by Ernst & Young LLP. The auditor has reported on the 2010 and 2009 financial statements and the report was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The group's 2009 Report and Accounts have been filed with the Registrar of Companies.
      After making enquiries, the directors have a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(b)  Items included in the financial statements of each of the group's entities are measured in the currency of the primary economic environment in which that entity operates (the "functional currency"). The consolidated financial statements are stated in sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m). As supplementary information, consolidated financial information is also presented in euros.

(c) Presentation changes
(i) Pension scheme net finance costs
In financial years prior to and including 2008, the net finance income on the Group's defined benefit pension schemes, representing the surplus of expected income on scheme assets over the unwind of the discount on their liabilities, was classified as investment income in the consolidated income statement. Since adoption of IFRS in 2004, this figure had always been in a net finance income position but movements in scheme deficits and interest rates resulted in a net finance charge in 2009. For consistency with prior years, this net charge was included within investment income in the Group's 2009 financial statements. In 2010, there is again a net finance charge which we believe should more appropriately be included within finance costs in the consolidated income statement. For consistency and comparability, we have therefore reclassified the 2009 comparative (£183 million) from net investment income to finance costs

 (ii) Reclassification within the statement of cash flows
The Group has adopted the revised versions of IFRS 3, Business Combinations, and IAS 27, Consolidated and Separate Financial Statements, and consequential amendments to several other accounting standards, in its financial reporting for the current accounting period. One such amendment to IAS 7, Statement of Cash Flows, requires cash flows arising from changes in ownership interests in a subsidiary, that do not result in a loss of control, to be classified as cash flows from financing activities, in the same way as other transactions with equity holders. The Group's partial disposal of Delta Lloyd through its Initial Public Offering in 2009 gave rise to net cash proceeds of £930 million which, in accordance with the previous version of IAS 7, was disclosed as arising from investing activities in our consolidated statement of cash flows last year. As a result of the amendment to IAS 7 described above, we have reclassified that amount from investing activities to financing activities in the 2009 comparatives to this year's statement. This resulted in a change in net cash from investing activities from £498 million inflow to £432 million outflow, and from financing activities from £1,501 million outflow to £571 million outflow.

A2 - Exchange rates

The Group's principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at an average rate for the year of  €1 = £0.85 (2009: €1 = £0.88) and £1 = US$1.55 (2009: £1= US$1.57). Assets and liabilities have been translated at the year end rate of €1 = £0.86 (2009: €1 = £0.88) and £1 = US$1.57 (2009: £1= US$1.61).
      Total foreign currency movements during 2010 resulted in a gain recognised in the income statement of £34 million (2009: £154 million gain).

A3 - Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions
(i) River Road Asset Management
On 24 February 2010, the Group acquired 100% of River Road Asset Management ("River Road"), a US equity manager, to support the expansion of Aviva Investors' third party institutional asset management business. The total consideration was estimated as £83 million (US$128 million), of which £37 million (US$57 million) was paid in cash on completion. The balance comprises undiscounted contingent consideration.
      The contingent consideration arrangement requires the Group to pay additional amounts, based on a multiple of the earnings (1.0792 times) during the next five years, up to a maximum of £70 million (US$108 million). The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between £26 million (US$41 million) and £53 million (US$82 million). A fair value liability of £24 million, using a discount rate of 17%, has been recognised for potential consideration that is payable in 2014, 2015 and 2016.
      The acquisition has given rise to goodwill of £29 million, calculated as follows:

£m
Purchase cost:
Cash paid	37
Contingent consideration arrangement (fair value)	24
Total consideration	61

The estimated book and fair values of the assets and liabilities at the acquisition date were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Intangible assets	-	31	31
Receivables and other assets	3	-	3
Total assets	3	31	34
Liabilities
Payables and other liabilities	(2)	-	(2)
Total liabilities	(2)	-	(2)
Total identifiable net assets	1	31	32
Goodwill arising on acquisition			29

The fair value adjustment for intangible assets relates to customer relationships acquired. Goodwill of £29 million arising from this acquisition consists largely of the expected benefits from new business and new product introductions.
      The results of River Road have been included in the consolidated financial statements of the Group with effect from 24 February 2010, and have contributed £10 million revenues and £4 million loss to the consolidated profit before tax. Had it been consolidated from 1 January 2010, River Road would have contributed £12 million revenues and £5 million loss to the consolidated profit before tax.

(ii) RBS Life Investments Limited
During the year, the Group reviewed its relationship with RBS Group plc ("RBSG") which comprised interests in two associates, RBS Life Investments Limited ("RBS Life") and RBSG Collective Investments Limited ("RBS Collective"), and a distribution arrangement for the products of these companies. The parties agreed that, with effect from 31 December 2010, the Group would take ownership of the back book of RBS Life in exchange for RBSG taking 100% ownership of RBS Collective through a share-for-share exchange. Separately, a new distribution agreement would be signed between our UK Life business and RBSG, with the new structure providing more flexibility in our long-term business operations.
      On 31 December 2010, the Group acquired 50.01% of the shares of RBS Life from RBSG. Combined with our existing 49.99% interest, the Group now owns all the ordinary shares of that entity, and has full control. It is being consolidated as a subsidiary from that date.

A3 - Subsidiaries continued

As consideration for the acquisition, the Group transferred its 49.99% shareholding in RBS Collective to RBSG, together with cash of £3 million for 2010 performance variance. In addition, the existing distribution agreement ceased. Because of the nature of the transaction, the Group's pre-existing  interests in RBS Life and RBS Collective were re-measured to fair value as at the transaction date.
      This transaction has given rise to a profit of £128 million, arising from the difference between the values of both interests prior to the exchange and their carrying values, calculated as follows:

£m
Deemed consideration for existing 49.99% interests (equal to fair value of 100% of RBS Life)	727
Carrying value of RBS Collective and RBS Life prior to transaction	(586)
Cash consideration	(3)
Attributable costs	(10)
Total profit on disposal and remeasurement arising from transaction	128

The disposal of the Group's interest in RBS Collective and the acquisition of a controlling stake in RBS Life are linked transactions and are therefore taken together in determining the profit arising from the restructuring, as we believe this most appropriately reflects the commercial substance of the arrangement. The fair value of RBS Life was estimated using MCEV principles and with regard to current market conditions.

The estimated book and fair values of the assets and liabilities of RBS Life at the acquisition date were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Acquired value of in-force business	--	203	203
Financial investments	2,565	-	2,565
Other investments	161	-	161
Reinsurance assets	304	-	304
Receivables	58	-	58
Prepayments and accrued income	12	-	12
Cash and cash equivalents	767	-	767
Other assets	80	-	80
Total assets	3,947	203	4,150
Liabilities
Insurance liabilities	(1,349)	-	(1,349)
Liabilities for investment contracts	(1,905)	-	(1,905)
Payables and other financial liabilities	(60)	-	(60)
Other liabilities	(109)	-	(109)
Total liabilities	(3,423)	-	(3,423)
Total net assets	524	203	727

No goodwill arises from this transaction. There is no potential deferred tax on the acquired value of in-force business. As the acquisition occurred on 31 December 2010, no revenue or profit or loss has been recognised in the consolidated income statement since the acquisition date.
      If the acquisition had occurred on 1 January 2010, RBS Life would have contributed £188 million revenues and £56 million profit to the consolidated profit before tax.

(iii) Other goodwill arising
Goodwill arising on all acquisitions was £29 million which arises on the River Road acquisition described above.
There has also been a £4 million reduction in goodwill for changes in contingent consideration payable on previous acquisitions.

(iv) Unaudited pro forma combined revenues and profit
Shown below are unaudited pro forma figures for combined revenues and profit as though the acquisition date for all business combinations effected during the year had been 1 January 2010, after giving effect to purchase accounting adjustments and the elimination of intercompany transactions. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at 1 January 2010, nor is it necessarily indicative of future results.

Unaudited 2010 £m
Revenues (net earned premiums and fee income)	36,308
Profit before tax attributable to shareholders	2,455

A3 - Subsidiaries continued

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2010 £m	2009 £m
United Kingdom
RBS Life and RBS Collective	128	-
Non-core operations	4	-
France (including £24 million described below)	26	-
Netherlands	(4)	31
Australia	-	122
Other small operations	5	-
Profit on disposal and remeasurement before tax	159	153
Tax on profit on disposal and remeasurement	-	-
Profit on disposal and remeasurement after tax	159	153

UK non-core operations
On 30 June 2010, the Group sold its wholly-owned subsidiaries, RAC France SA and RAC Service Europe SA, to their executive management for a consideration of £17 million. These companies had total assets of £48 million (comprising investments of £25 million, receivables of £20 million and other assets of £3 million) and total liabilities of £36 million (insurance liabilities of £23 million and other liabilities of £13 million), giving net assets of £12 million and a profit on disposal after transaction costs of £4 million. The Group's French subsidiary, Aviva Assurances SA, has acquired 17.5% of the shares in both companies and the profit is stated after eliminating the effect of this purchase.

France associate
On 17 February 2010, the Group sold its 35% holding in Sogessur SA to that company's main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 31 December 2010 relate to a joint venture in Taiwan and are as follows:

	2010 £m	2009 £m
Interest in associate	14	6
Investments and property and equipment	-	26
Receivables and other financial assets	-	20
Prepayments and accrued income	-	1
Total assets	14	53
Gross insurance liabilities and liabilities for investment contracts	-	(20)
Other liabilities	-	(13)
Total liabilities	-	(33)
Net assets	14	20

The operations held for sale at 31 December 2009 comprised the UK non-core operations and an associate in Australia, both of which were sold in 2010.

A4 - Segmental information

The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments
The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom
The United Kingdom comprises two operating segments - UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the group reinsurance result and the results of run-off agency business.

Aviva Europe
Activities reported in the Aviva Europe operating segment exclude operations in the UK and include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

Delta Lloyd
The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.

North America
Our activities in North America principally comprise our long-term business operations in the US and general insurance business operation in Canada.

Asia Pacific
Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea and Indonesia. 2009 comparatives also include Australia (prior to its sale on 1 October 2009).

Aviva Investors
Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Fund management activities of Delta Lloyd are included in the separate operating segment above.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities'. Similarly, central core structural borrowings and certain tax balances are included in 'Other Group activities' in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
                              (i)   profit or loss from operations before tax attributable to shareholders

(ii)  profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes

A4 - Segmental information continued

(i) Segmental income statement for the year ended 31 December 2010

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,572	4,405	13,507	4,469	6,680	641	-	-	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(124)	(221)	(60)	-	-	(1,863)
Internal reinsurance revenue	-	37	(14)	(5)	(16)	(2)	-	-	-
Net written premiums	5,899	4,109	13,041	4,340	6,443	579	-	-	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	(2)	29	(6)	-	-	(75)
Net earned premiums	5,887	4,093	12,973	4,338	6,472	573	-	-	34,336
Fee and commission income	302	248	512	332	41	6	341	-	1,782
	6,189	4,341	13,485	4,670	6,513	579	341	-	36,118
Net investment income	10,945	424	3,961	3,244	2,223	211	171	814	21,993
Inter-segment revenue	-	-	-	-	-	-	214	-	214
Share of profit/(loss) of joint ventures and associates	128	-	(14)	(10)	-	33	3	(9)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	(4)	1	-	-	3	159
Segmental income*	17,390	4,770	17,458	7,900	8,737	823	729	808	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,234)	(4,069)	(463)	-	-	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(569)	(3,020)	(215)	-	-	(7,177)
Change in investment contract provisions	(3,300)	-	(5,034)	(48)	(129)	-	(230)	-	(8,741)
Change in unallocated divisible surplus	(166)	-	478	(33)	-	50	-	-	329
Amortisation of acquired value of in-force business	-	-	(43)	(12)	(115)	(4)	-	-	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(37)	(82)	(5)	(10)	-	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(1,226)	(834)	(140)	(425)	(1,101)	(8,722)
Impairment losses**	-	(3)	-	(123)	(81)	-	-	-	(207)
Inter-segment expenses	(125)	(2)	(16)	-	(71)	-	-	-	(214)
Finance costs	(193)	(38)	(18)	(723)	(27)	-	(3)	(420)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(7,005)	(8,428)	(777)	(668)	(1,521)	(55,781)
Profit/(loss) before tax	1,168	457	611	895	309	46	61	(713)	2,834
Tax attributable to policyholders' returns	(384)	-	(3)	-	-	(7)	-	-	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	895	309	39	61	(713)	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	12	5	-	12	(283)	-
Investment return variances and economic assumption changes on long-term business	87	-	154	(1,010)	(10)	(12)	-	-	(791)
Short-term fluctuation in return on investments backing non-long-term business	-	(31)	47	44	(44)	-	-	227	243
Economic assumption changes on general insurance and health business	-	60	1	-	-	-	-	-	61
Impairment of goodwill	4	-	9	1	-	1	-	9	24
Amortisation and impairment of intangibles	68	7	37	23	75	1	5	-	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	4	(1)	-	-	(3)	(159)
Integration and restructuring costs	41	35	61	18	32	2	30	24	243
Exceptional items	(99)	(157)	-	549	10	-	(11)	(19)	273
Operating profit/(loss) before tax attributable to shareholders	856	514	898	536	376	31	97	(758)	2,550

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £22,160 million, France £8,748 million, Netherlands £7,782 million, USA £6,497 million and Rest of the World £13,214 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £179 million and £nil million respectively.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2009

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,086	4,239	12,936	4,482	6,413	534	-	-	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(134)	(231)	(77)	-	-	(2,576)
Internal reinsurance revenue	-	28	(13)	(7)	(6)	(2)	-	-	-
Net written premiums	4,775	3,912	12,455	4,341	6,176	455	-	-	32,114
Net change in provision for unearned premiums	2	607	(16)	6	(35)	(5)	-	-	559
Net earned premiums	4,777	4,519	12,439	4,347	6,141	450	-	-	32,673
Fee and commission income	261	272	558	226	55	121	296	-	1,789
	5,038	4,791	12,997	4,573	6,196	571	296	-	34,462
Net investment income	8,199	568	10,196	3,245	2,249	586	157	(45)	25,155
Inter-segment revenue	-	-	-	-	-	-	202	-	202
Share of loss of joint ventures and associates	(416)	-	(36)	(41)	-	(11)	-	-	(504)
Profit on the disposal of subsidiaries and associates	-	-	-	31	-	122	-	-	153
Segmental income*	12,821	5,359	23,157	7,808	8,445	1,268	655	(45)	59,468
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(3,567)	(4,110)	(279)	-	-	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(1,448)	(2,895)	(212)	-	-	(5,682)
Change in investment contract provisions	(4,008)	-	(6,451)	(239)	(128)	(148)	(211)	-	(11,185)
Change in unallocated divisible surplus	872	-	(2,280)	(68)	-	(71)	-	-	(1,547)
Amortisation of acquired value of in-force business	(46)	-	(47)	(3)	(149)	(4)	-	-	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(35)	(77)	(6)	(5)	-	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(1,248)	(653)	(246)	(348)	(306)	(8,605)
Impairment losses**	-	(42)	(17)	(445)	(104)	-	-	-	(608)
Inter-segment expenses	(119)	(6)	(15)	-	(60)	(1)	-	(1)	(202)
Finance costs	(254)	(34)	(25)	(745)	(25)	-	-	(436)	(1,519)
Segmental expenses	(12,054)	(4,925)	(22,194)	(7,798)	(8,201)	(967)	(564)	(743)	(57,446)
Profit/(loss) before tax	767	434	963	10	244	301	91	(788)	2,022
Tax attributable to policyholders' returns	(156)	-	(32)	-	-	(29)	-	-	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	10	244	272	91	(788)	1,805
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(10)	13	29	10	-	1	(44)	-
Investment return variances and economic assumption changes on long-term business	83	-	(194)	348	(87)	(75)	-	-	75
Short-term fluctuation in return on investments backing non-long-term business	-	(62)	(92)	23	(79)	-	-	115	(95)
Economic assumption changes on general insurance and health business	-	(55)	2	-	(4)	-	-	-	(57)
Impairment of goodwill	35	-	26	1	-	-	-	-	62
Amortisation and impairment of intangibles	3	18	31	19	69	2	2	-	144
Profit on the disposal of subsidiaries and associates	-	-	-	(31)	-	(122)	-	-	(153)
Integration and restructuring costs	89	114	64	-	-	-	21	(2)	286
Exceptional items	(163)	42	16	-	60	-	-	-	(45)
Operating profit/(loss) before tax attributable to shareholders	659	481	797	399	213	77	115	(719)	2,022

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £18,256 million, France £12,890 million, Netherlands £7,808 million, USA £6,350 million and Rest of the World £13,962 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £482 million and £nil respectively.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(iii) Segmental statement of financial position as at 31 December 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	29	1,208	927	307	838	54	28	-	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	-	2,806
Interests in, and loans to, joint ventures and associates	1,603	-	315	323	1	381	14	-	2,637
Property and equipment	152	90	99	236	149	7	17	-	750
Investment property	8,121	37	1,382	2,043	6	-	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	-	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	-	-	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	-	-	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	-	-	4,855
Other insurance liabilities	-	69	111	61	100	2	-	-	343
Liability for investment contracts	44,350	-	65,020	3,220	2,929	-	2,268	-	117,787
Unallocated divisible surplus	2,010	-	1,243	138	-	37	-	-	3,428
Net asset value attributable to unitholders	991	-	4,231	678	-	-	-	3,132	9,032
External borrowings	2,796	-	127	6,574	178	-	-	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	-	584

External borrowings by holding companies within the Group which are not allocated to operating companies are included in
'Other Group activities'.

(iv) Segmental statement of financial position as at 31 December 2009

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	31	1,208	959	319	812	50	2	-	3,381
Acquired value of in-force business and intangible assets	17	249	1,190	71	1,302	19	12	-	2,860
Interests in, and loans to, joint ventures and associates	1,957	-	348	379	2	277	15	4	2,982
Property and equipment	112	127	105	282	111	5	10	1	753
Investment property	7,369	89	1,342	2,183	6	-	698	735	12,422
Loans	18,348	600	992	18,797	2,177	35	5	125	41,079
Financial investments	73,788	2,477	95,086	32,009	27,371	2,169	1,095	4,684	238,679
Deferred acquisition costs	1,313	717	732	198	2,348	8	-	-	5,316
Other assets	14,942	3,847	19,169	4,364	3,030	379	654	534	46,919
Total assets	117,877	9,314	119,923	58,602	37,159	2,942	2,491	6,083	354,391
Insurance liabilities
Long-term business and outstanding claims provisions	62,043	5,410	38,422	30,818	27,201	2,062	-	-	165,956
Unearned premiums	173	2,240	956	347	1,040	25	-	-	4,781
Other insurance liabilities	-	79	116	63	98	(1)	-	-	355
Liability for investment contracts	39,322	-	62,477	3,335	2,911	-	1,970	-	110,015
Unallocated divisible surplus	1,849	-	1,787	150	-	80	-	-	3,866
Net asset value attributable to unitholders	875	-	5,257	721	-	-	-	3,041	9,894
External borrowings	2,518	10	141	6,830	183	-	-	5,318	15,000
Other liabilities, including inter-segment liabilities	6,668	(585)	4,282	12,529	2,450	140	320	3,634	29,438
Total liabilities	113,448	7,154	113,438	54,793	33,883	2,306	2,290	11,993	339,305
Total equity									15,086
Total equity and liabilities									354,391
Capital expenditure (excluding business combinations)	38	23	40	24	65	3	4	-	197

A4 - Segmental information continued

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(i) Segmental income statement - products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	25,805	10,469	-	-	36,274
Premiums ceded to reinsurers	(1,093)	(770)	-	-	(1,863)
Net written premiums	24,712	9,699	-	-	34,411
Net change in provision for unearned premiums	-	(75)	-	-	(75)
Net earned premiums	24,712	9,624	-	-	34,336
Fee and commission income	644	115	561	462	1,782
	25,356	9,739	561	462	36,118
Net investment income	19,673	633	16	1,671	21,993
Inter-segment revenue	-	-	231	-	231
Share of profit/(loss) of joint ventures and associates	172	-	(5)	(36)	131
Profit on the disposal of subsidiaries and associates	130	1	-	28	159
Segmental income	45,331	10,373	803	2,125	58,632
Claims and benefits paid, net of recoveries from reinsurers	(22,366)	(6,786)	-	-	(29,152)
Change in insurance liabilities, net of reinsurance	(7,611)	434	-	-	(7,177)
Change in investment contract provisions	(8,741)	-	-	-	(8,741)
Change in unallocated divisible surplus	329	-	-	-	329
Amortisation of acquired value of in-force business	(174)	-	-	-	(174)
Depreciation and other amortisation expense	(189)	(35)	(13)	(64)	(301)
Other operating expenses	(3,084)	(3,182)	(583)	(1,873)	(8,722)
Impairment losses	(164)	(3)	-	(40)	(207)
Inter-segment expenses	(221)	(8)	-	(2)	(231)
Finance costs	(262)	(64)	(43)	(1,053)	(1,422)
Segmental expenses	(42,483)	(9,644)	(639)	(3,032)	(55,798)
Profit/(loss) before tax	2,848	729	164	(907)	2,834
Tax attributable to policyholder returns	(394)	-	-	-	(394)
Profit/(loss) before tax attributable to shareholders	2,454	729	164	(907)	2,440
Adjusted for non-operating items	(136)	321	37	(112)	110
Operating profit/(loss) before tax attributable to shareholders' profits	2,318	1,050	201	(1,019)	2,550

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.

A4 - Segmental information continued

(ii) Segmental income statement - products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,722	9,968	-	-	34,690
Premiums ceded to reinsurers	(1,801)	(775)	-	-	(2,576)
Net written premiums	22,921	9,193	-	-	32,114
Net change in provision for unearned premiums	-	559	-	-	559
Net earned premiums	22,921	9,752	-	-	32,673
Fee and commission income	703	131	548	407	1,789
	23,624	9,883	548	407	34,462
Net investment (expense)/income	23,148	1,310	10	687	25,155
Inter-segment revenue	-	-	189	-	189
Share of loss of joint ventures and associates	(449)	2	(16)	(41)	(504)
Profit on the disposal of subsidiaries and associates	(4)	-	-	157	153
Segmental income	46,319	11,195	731	1,210	59,455
Claims and benefits paid, net of recoveries from reinsurers	(20,442)	(7,107)	-	-	(27,549)
Change in insurance liabilities, net of reinsurance	(6,229)	547	-	-	(5,682)
Change in investment contract provisions	(11,185)	-	-	-	(11,185)
Change in unallocated divisible surplus	(1,547)	-	-	-	(1,547)
Amortisation of acquired value of in-force business	(249)	-	-	-	(249)
Depreciation and other amortisation expense	(147)	(53)	(7)	(93)	(300)
Other operating expenses	(3,192)	(3,465)	(554)	(1,394)	(8,605)
Impairment losses	(429)	(85)	-	(94)	(608)
Inter-segment expenses	(178)	(11)	-	-	(189)
Finance costs	(300)	(62)	(62)	(1,095)	(1,519)
Segmental expenses	(43,898)	(10,236)	(623)	(2,676)	(57,433)
Profit/(loss) before tax	2,421	959	108	(1,466)	2,022
Tax attributable to policyholder returns	(217)	-	-	-	(217)
Profit/(loss) before tax attributable to shareholders	2,204	959	108	(1,466)	1,805
Adjusted for non-operating items	(317)	1	25	508	217
Operating profit/(loss) before tax attributable to shareholders' profits	1,887	960	133	(958)	2,022

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £207 million, of which £51 million relates to property and liability insurance and £156 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £841 million relating to health business. The remaining business relates to property and liability insurance.

(iii) Segmental statement of financial position - products and services as at 31 December 2010

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,615	459	28	1,289	3,391
Acquired value of in-force business and intangible assets	2,328	356	59	63	2,806
Interests in, and loans to, joint ventures and associates	2,630	6	-	1	2,637
Property and equipment	472	47	18	213	750
Investment property	12,490	146	-	428	13,064
Loans	28,596	664	-	13,814	43,074
Financial investments	237,659	11,481	82	4,066	253,288
Deferred acquisition costs	4,261	1,141	14	-	5,416
Other assets	34,678	7,517	1,627	1,859	45,681
Total assets	324,729	21,817	1,828	21,733	370,107
Gross insurance liabilities	160,579	17,121	-	-	177,700
Gross liabilities for investment contracts	117,787	-	-	-	117,787
Unallocated divisible surplus	3,428	-	-	-	3,428
Net asset value attributable to unit holders	5,892	8	-	3,132	9,032
Borrowings	3,653	86	139	11,071	14,949
Other liabilities, including inter-segment liabilities	14,334	(1,129)	1,361	14,920	29,486
Total liabilities	305,673	16,086	1,500	29,123	352,382
Total equity					17,725
Total equity and liabilities					370,107

A4 - Segmental information continued

(iv) Segmental statement of financial position - products and services as at 31 December 2009

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,616	462	2	1,301	3,381
Acquired value of in-force business and intangible assets	2,396	382	12	70	2,860
Interests in, and loans to, joint ventures and associates	2,851	5	44	82	2,982
Property and equipment	397	48	12	296	753
Investment property	11,138	191	-	1,093	12,422
Loans	26,915	769	5	13,390	41,079
Financial investments	220,660	11,548	65	6,406	238,679
Deferred acquisition costs	4,069	1,227	20	-	5,316
Other assets	38,469	7,014	523	913	46,919
Total assets	308,511	21,646	683	23,551	354,391
Gross insurance liabilities	153,628	17,464	-	-	171,092
Gross liabilities for investment contracts	110,015	-	-	-	110,015
Unallocated divisible surplus	3,866	-	-	-	3,866
Net asset value attributable to unit holders	6,841	13	-	3,040	9,894
Borrowings	3,780	89	-	11,131	15,000
Other liabilities, including inter-segment liabilities	13,064	(606)	414	16,566	29,438
Total liabilities	291,194	16,960	414	30,737	339,305
Total equity					15,086
Total equity and liabilities					354,391

A5 - Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement
(i)   The total tax charge comprises:

	2010 £m	2009 £m
Current tax
For this year	590	617
Prior year adjustments	(46)	(164)
Total current tax	544	453
Deferred tax
Origination and reversal of temporary differences	505	231
Changes in tax rates or tax laws	(40)	2
Write-(back)/down of deferred tax assets	(67)	21
Total deferred tax	398	254
Total tax charged to income statement	942	707

(ii)  The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia (prior to its disposal in 2009), is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders' returns included in the charge above is £394 million (2009: £217 million).

(iii) The tax charge can be analysed as follows:

	2010 £m	2009 £m
UK tax	447	225
Overseas tax	495	482
	942	707

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce current tax expense and deferred tax expense by £34 million and £88 million respectively (2009: £59 million and £10 million respectively).

A5 - Tax continued

(v)  Deferred tax charged to the income statement represents movements on the following items:

	2010 £m	2009 £m
Long-term business technical provisions and other insurance items	235	(876)
Deferred acquisition costs	199	261
Unrealised gains on investments	97	963
Pensions and other post-retirement obligations	50	(72)
Unused losses and tax credits	117	(182)
Subsidiaries, associates and joint ventures	2	12
Intangibles and additional value of in-force long-term business	(114)	(21)
Provisions and other temporary differences	(188)	169
Total deferred tax charged to income statement	398	254

(b) Tax charged/(credited) to other comprehensive income
(i)   The total tax charge comprises:

	2010 £m	2009 £m
Current tax
In respect of pensions and other post-retirement obligations	(29)	-
In respect of foreign exchange movements	(5)	-
	(34)	-
Deferred tax
In respect of pensions and other post-retirement obligations	(23)	(45)
In respect of fair value losses on owner-occupied properties	(10)	-
In respect of unrealised gains on investments	179	241
	146	196
Total tax charged to other comprehensive income	112	196

(ii)  The tax charge attributable to policyholders' returns included above is £nil (2009: £nil).

(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £17 million (2009: £17 million), and is wholly in respect of coupon payments on direct capital instruments.

(d) Tax reconciliation
The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2010 £m	2009 £m
Profit before tax	2,834	2,022
Tax calculated at standard UK corporation tax rate of 28% (2009: 28%)	794	566
Different basis of tax - policyholders	272	82
Adjustment to tax charge in respect of prior years	(28)	(113)
Non-assessable income	(93)	(105)
Non-taxable profit on sale of subsidiaries and associates	(44)	(44)
Disallowable expenses	142	279
Different local basis of tax on overseas profits	95	50
Reduction in future local statutory tax rates	(26)	-
Movement in deferred tax not recognised	(156)	(15)
Other	(14)	7
Total tax charged to income statement	942	707

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The Finance (No. 2) Act 2010 enacted the first of the 1% rate reductions with effect from April 2011, the effect of which is shown in the table above. Subsequent reductions will be dealt with by future legislation. The benefit to the Group's net assets from the further 3% reduction in the rate is estimated as approximately £90 million in total and will be recognised as the legislation is substantively enacted.

A6 - Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:

			2010
	Operating profit £m	Adjusting items £m	Total £m
Profit before tax attributable to shareholders' profits	2,550	(110)	2,440
Tax attributable to shareholders' profits	(625)	77	(548)
Profit for the year	1,925	(33)	1,892
Amount attributable to non-controlling interests	(332)	(97)	(429)
Cumulative preference dividends for the year	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(42)	-	(42)
Profit attributable to ordinary shareholders	1,534	(130)	1,404

			2009
	Operating profit £m	Adjusting items £m	Total £m
Profit before tax attributable to shareholders' profits	2,022	(217)	1,805
Tax attributable to shareholders' profits	(547)	57	(490)
Profit for the year	1,475	(160)	1,315
Amount attributable to non-controlling interests	(193)	(37)	(230)
Cumulative preference dividends for the year	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(44)	-	(44)
Profit attributable to ordinary shareholders	1,221	(197)	1,024

(ii)  Basic earnings per share is calculated as follows:

			2010
	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	2,550	1,534	55.1
Non-operating items:
Investment return variances and economic assumption changes on long-term business	791	243	8.7
Short-term fluctuation in return on investments backing non-long-term business	(243)	(167)	(6.0)
Economic assumption changes on general insurance and health business	(61)	(44)	(1.6)
Impairment of goodwill	(24)	(24)	(0.9)
Amortisation and net impairment of intangibles	(216)	(128)	(4.6)
Profit on the disposal of subsidiaries and associates	159	161	5.8
Integration and restructuring costs and exceptional items	(516)	(171)	(6.1)
Profit attributable to ordinary shareholders	2,440	1,404	50.4

A6 - Earnings per share continued

			2009
	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	2,022	1,221	45.1
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(75)	(120)	(4.4)
Short-term fluctuation in return on investments backing non-long-term business	95	158	5.8
Economic assumption changes on general insurance and health business	57	41	1.5
Impairment of goodwill and other amounts expensed	(62)	(62)	(2.3)
Amortisation and net impairment of intangibles	(144)	(38)	(1.4)
Profit on the disposal of subsidiaries and associates	153	153	5.7
Integration and restructuring costs and exceptional items	(241)	(329)	(12.2)
Profit attributable to ordinary shareholders	1,805	1,024	37.8

(iii) The calculation of basic earnings per share uses a weighted average of 2,784 million (2009: 2,705 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2010 was 2,820 million (2009: 2,767 million) and 2,812 million (2009: 2,749 million) excluding shares owned by the employee share trusts .

(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

			2010
	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	1,404	2,784	50.4
Dilutive effect of share awards and options	-	47	(0.8)
Diluted earnings per share	1,404	2,831	49.6

			2009
	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	1,024	2,705	37.8
Dilutive effect of share awards and options	-	25	(0.3)
Diluted earnings per share	1,024	2,730	37.5

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			2010
	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	1,534	2,784	55.1
Dilutive effect of share awards and options	-	47	(0.9)
Diluted earnings per share	1,534	2,831	54.2

			2009
	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	1,221	2,705	45.1
Dilutive effect of share awards and options	-	25	(0.3)
Diluted earnings per share	1,221	2,730	44.8

A7 - Dividends and appropriations

This note analyses the total dividends and other appropriations we have paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2010 £m	2009 £m
Ordinary dividends declared and charged to equity in the year
Final 2009 - 15.00 pence per share, paid on 17 May 2010	415	-
Final 2008 - 19.91 pence per share, paid on 15 May 2009	-	527
Interim 2010 - 9.50 pence per share, paid on 17 November 2010	266	-
Interim 2009 - 9.00 pence per share, paid on 17 November 2009	-	248
	681	775
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instruments	59	61
	757	853

Subsequent to 31 December 2010, the directors proposed a final dividend for 2010 of 16.0 pence per ordinary share (2009: 15.0 pence), amounting to £451 million (2009: £415 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2011 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2011.
      Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28.0% (2009: 28.0%).

A8 - Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount
Insurance liabilities at 31 December comprise:

			2010			2009
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	64,043	-	64,043	64,702	-	64,702
Unit-linked non-participating	21,450	-	21,450	21,268	-	21,268
Other non-participating	75,453	-	75,453	68,088	-	68,088
	160,946	-	160,946	154,058	-	154,058
Outstanding claims provisions	1,078	9,528	10,606	921	9,977	10,898
Provision for claims incurred but not reported	-	2,735	2,735	-	2,719	2,719
	1,078	12,263	13,341	921	12,696	13,617
Provision for unearned premiums	-	4,855	4,855	-	4,781	4,781
Provision arising from liability adequacy tests	-	2	2	-	7	7
Other technical provisions	-	1	1	-	-	-
Total	162,024	17,121	179,145	154,979	17,484	172,463
Less: Obligations to staff pension schemes transferred to provisions	(1,445)	-	(1,445)	(1,351)	-	(1,351)
Amounts classified as held for sale	-	-	-	-	(20)	(20)
	160,579	17,121	177,700	153,628	17,464	171,092

During 2010, the Group conducted a review of its classification of linked liabilities, following refinement of our policy which now defines unit-linked liabilities as those where all risks attached to the assets held to back those liabilities are borne by the policyholders. The review resulted in a reclassification of £1,890 million of insurance liabilities previously included as unit-linked non-participating liabilities as at 31 December 2009 to other non-participating liabilities. As a result of this reclassification, assets held to cover linked liabilities have also decreased by £1,890 million.

A8 - Insurance liabilities continued

(b) Long-term business liabilities
(i) Business description
The Group underwrites long-term business in a number of countries as follows:
■ In the UK mainly in:

-  New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA).

-  Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

-  "Non-profit" funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

-  The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the "lock-in" criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

■ In France, where the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

■ In the Netherlands, the balance of profits, after providing appropriate returns for policyholders and after tax, accrues for the benefit of the shareholders. The bases for determining returns for policyholders are complex, but are consistent with methods and criteria followed generally in the Netherlands. In addition, a substantial number of policies provide benefits that are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees.

■ In the United States, there are two main types of business - protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.

■ In other overseas operations.

(ii) Group practice
The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act.
      Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates.
      Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
      Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned, by margins in the valuation discount rate used.
      The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience. Explicit provision is made for vested bonuses and explicit allowance is also made for future regular bonuses, but not terminal bonuses.

A8 - Insurance liabilities continued

(a) UK
With-profit business
The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
      For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
      The items included in the cost of future policy-related liabilities include:
■ Maturity Guarantees
■ Guaranteed Annuity Options
■ GMP underpin on Section 32 transfers
■ Expected payments under Mortgage Endowment Promise

In the Provident Mutual and With-Profits sub-funds in UKLAP, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.
      The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
      The principal assumptions underlying the cost of future policy related liabilities are as follows:

Future investment return
A "risk-free" rate equal to the spot yield on UK Government securities, plus a margin of 0.1% is used. The rates vary, according to the outstanding term of the policy, with a typical rate as at 31 December 2010 being 3.78% (2009: 4.35%) for a policy with
10 years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available or on a best estimate basis where not. These are term-dependent, with specimen values for 10 year terms as follows:

		Volatility
	2010	2009
Equity returns	26.1%	26.6%
Property returns	15.0%	15.0%
Fixed interest yields	13.2%	14.4%

The table above shows the volatility of fixed interest yields, set with reference to 20 year at-the-money swaption volatilities.

A8 - Insurance liabilities continued

Future regular bonuses
Annual bonus assumptions for 2011 have been set consistently with the year end 2010 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions are set with regard to recent company experience and general industry trends. The mortality tables used in the valuation are summarised below:

		Mortality table used
	2010	2009
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Non-profit business
Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
      For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
      Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.
      The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.
      Valuation discount rates for business in the non-profit funds are as follows:

		Valuation discount rates
	2010	2009
Assurances
Life conventional non-profit	2.8% to 3.5%	3.0% to 3.8%
Pensions conventional non-profit	3.5% to 3.7%	3.8% to 4.0%
Deferred annuities
Non-profit - in deferment	3.9%	4.2%
Non-profit - in payment	3.5% to 3.7%	3.8% to 4.0%
Annuities in payment
Conventional annuity	3.9% to 5.4%	4.2% to 5.7%
Non-unit reserves
Life	3.1%	3.3%
Pensions	3.8%	4.1%

A8 - Insurance liabilities continued

Mortality assumptions are set with regard to recent company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2010	2009
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Pensions business after vesting	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement
Annuities in payment
General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

(b) France
The majority of reserves arise from a single premium savings product and is based on the accumulated fund value, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. The net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2010 and 2009	2010 and 2009
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TGF05/TGH05; H_AVDBS, F_AVDBS, H_SSDBS and F_SSDBS (in 2010)
Annuities	0% to 4.5%	TPRV (prospective table)

(c) Netherlands
On transition to IFRS, the valuation of most long-term insurance and participating investment contracts was changed from existing methods that used historic assumptions to an active basis using current market interest rates. A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows. The yield curve is constructed from yields on collateralised AAA bonds. Annuitant mortality assumptions were revised in 2010.

	Valuation discount rates	Mortality tables used
	2010 and 2009	2010 and 2009
Life assurances	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds	GBM 61-65, GBM/V 76-80, GBM 80-85, GBM/V 85-90 and GBM/V 90-95
Annuities in deferment and in payment	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds	GBM/V 76-80, GBM/V 85-90, GBM/V 95-00, Coll 1993/2003 and DIL 98, plus further allowance for future mortality improvement; CBS2010 (in 2010)

(d) United States
For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.
      The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2010 (2009: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2010 was 4.50% (2009: 4.47%).

A8 - Insurance liabilities continued

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2010 (2009: 2.00% to 6.00%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.
      The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase derivatives to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the derivatives and the options embedded in the policy are valued at their fair value.
      Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

(e) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements
The following movements have occurred in the long-term business provisions during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	154,058	156,188
Provisions in respect of new business	12,502	11,105
Expected change in existing business provisions	(9,259)	(7,625)
Variance between actual and expected experience	1,858	2,154
Impact of other operating assumption changes	(520)	(121)
Impact of economic assumption changes	1,959	(404)
Exceptional strengthening of longevity assumptions	483	-
Other movements	(197)	1,112
Change in liability recognised as an expense	6,826	6,221
Effect of portfolio transfers, acquisitions and disposals	1,117	(67)
Foreign exchange rate movements	(1,055)	(8,284)
Carrying amount at 31 December	160,946	154,058

The variance between actual and expected experience of £1.9 billion in 2010 was primarily driven by favourable movements in investment markets, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. A strengthening of longevity assumptions was made in the Netherlands, following the publication of new mortality tables, which is separately identified as an exceptional item. The reduction in liabilities from other operating assumption changes mainly relates to assurance mortality assumptions in the UK and Ireland, with a corresponding reduction made to reassurance assets. The £2.0 billion impact of economic assumption changes reflects reductions in valuation interest rates. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.

(c) General insurance and health liabilities
(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

A8 - Insurance liabilities continued

Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
      We only establish loss reserves for losses that have already occurred. We therefore do not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, we take into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.
      The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2010			As at 31 December 2009
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	4,419	924	5,343	4,411	753	5,164
Property	1,669	188	1,857	1,697	196	1,893
Liability	2,388	1,303	3,691	2,707	1,379	4,086
Creditor	77	24	101	170	17	187
Other	975	296	1,271	992	374	1,366
	9,528	2,735	12,263	9,977	2,719	12,696

(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2010	2009	2010	2009
Netherlands Permanent health and injury	3.75%	3.48%	7 years	8 years
Reinsured London Market business	3.30%	4.00%	12 years	10 years
Latent claims	0.88% to 4.18%	0.82% to 4.84%	7 to 15 years	8 to 15 years
Structured settlements	3.20%	3.30%	35 years	35 years

The gross outstanding claims provision before discounting was £13,179 million (2009: £13,576 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
      The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 7 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected below operating profit as an economic assumption change.
      During 2010, we have continued to experience an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.

A8 - Insurance liabilities continued

No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of a large or unusual claim may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
      Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.
      The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
      However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims, legal fees and the life expectancy of potential sufferers.
      The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £85 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2010, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £70 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business.

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2010 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
      Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.
      Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes.
      The Ogden discount rate is currently under review by the Lord Chancellor. The outcome of this review is expected to be announced in 2011 but it is still not clear whether or by how much the rate will change. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

A8 - Insurance liabilities continued

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	12,696	14,360
Impact of changes in assumptions	26	(106)
Claim losses and expenses incurred in the current year	6,908	7,328
Decrease in estimated claim losses and expenses incurred in prior years	(358)	(541)
Exceptional strengthening of general insurance latent claims provisions	10	60
Incurred claims losses and expenses	6,586	6,741
Less:
Payments made on claims incurred in the current year	(3,641)	(3,922)
Payments made on claims incurred in prior years	(3,803)	(3,814)
Recoveries on claim payments	271	298
Claims payments made in the year, net of recoveries	(7,173)	(7,438)
Unwind of discounting	64	41
Other movements in the claims provisions	(18)	-
Change in claims reserve recognised as an expense	(541)	(656)
Effect of portfolio transfers, acquisitions and disposals	4	(649)
Foreign exchange rate movements	102	(359)
Other movements	2	-
Carrying amount at 31 December	12,263	12,696

The exceptional strengthening of reserves is in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago.

(d) Loss development tables
(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2001 to 2010. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2010 £5,814 million had actually been paid in settlement of claims.
      In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,035 million at 31 December 2010.
      The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.
      The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2010) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
      Key elements of the release from prior accident year general insurance and health net provisions during 2009 were:

■ £230 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal and commercial motor claims, and commercial property and commercial liability large claims.

■ £237 million from Europe mainly due to favourable development of personal motor and commercial property, especially in respect of large claims.
■ £79 million from Canada mainly due to favourable experience on motor and personal property.

      Key elements of the release from prior accident year general insurance and health net provisions during 2010 were:

■ £101 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal property claims, and commercial property and commercial liability large claims.

■ £167 million from Europe mainly due to favourable development of personal and commercial property.
■ £44 million from Canada mainly due to favourable experience on motor and commercial liability.

A8 - Insurance liabilities continued

(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,029)	(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)
One year later		(4,766)	(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)
Two years later		(5,303)	(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)
Three years later		(5,701)	(5,233)	(4,972)	(5,263)	(5,784)	(6,272)	(7,513)
Four years later		(5,966)	(5,466)	(5,258)	(5,448)	(6,001)	(6,531)
Five years later		(6,121)	(5,618)	(5,409)	(5,617)	(6,156)
Six years later		(6,223)	(5,715)	(5,527)	(5,725)
Seven years later		(6,294)	(5,767)	(5,594)
Eight years later		(6,350)	(5,814)
Nine years later		(6,389)
Estimate of gross ultimate claims
At end of accident year		6,590	6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911
One year later		6,770	6,372	6,172	6,557	6,938	7,318	8,468	9,322	7,297
Two years later		6,775	6,287	6,124	6,371	6,813	7,243	8,430	9,277
Three years later		6,798	6,257	6,036	6,178	6,679	7,130	8,438
Four years later		6,754	6,205	5,932	6,008	6,603	7,149
Five years later		6,679	6,122	5,853	6,003	6,605
Six years later		6,630	6,056	5,813	5,953
Seven years later		6,576	6,044	5,792
Eight years later		6,600	6,035
Nine years later		6,577
Estimate of gross ultimate claims		6,577	6,035	5,792	5,953	6,605	7,149	8,438	9,277	7,297	6,911
Cumulative payments		(6,389)	(5,814)	(5,594)	(5,725)	(6,156)	(6,531)	(7,513)	(7,828)	(5,464)	(3,502)
	3,040	188	221	198	228	449	618	925	1,449	1,833	3,409	12,558
Effect of discounting	(747)	(6)	(11)	(29)	(7)	(28)	(27)	(9)	(11)	(24)	(17)	(916)
Present value	2,293	182	210	169	221	421	591	916	1,438	1,809	3,392	11,642
Cumulative effect of foreign exchange movements	-	29	31	47	52	85	122	111	(16)	17	-	478
Effect of acquisitions	-	7	8	50	10	18	15	27	8	-	-	143
Present value recognised in the statement of financial position	2,293	218	249	266	283	524	728	1,054	1,430	1,826	3,392	12,263

A8 - Insurance liabilities continued

(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,970)	(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)
One year later		(4,624)	(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)
Two years later		(5,088)	(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)
Three years later		(5,436)	(5,064)	(4,924)	(4,986)	(5,671)	(6,181)	(7,356)
Four years later		(5,648)	(5,297)	(5,180)	(5,163)	(5,892)	(6,434)
Five years later		(5,763)	(5,424)	(5,325)	(5,327)	(6,039)
Six years later		(5,841)	(5,508)	(5,442)	(5,430)
Seven years later		(5,896)	(5,552)	(5,502)
Eight years later		(5,954)	(5,598)
Nine years later		(5,979)
Estimate of net ultimate claims
At end of accident year		6,186	6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650
One year later		6,333	6,038	6,093	6,266	6,818	7,197	8,302	9,104	7,067
Two years later		6,321	5,997	6,037	6,082	6,688	7,104	8,244	9,028
Three years later		6,329	5,973	5,942	5,882	6,544	6,996	8,249
Four years later		6,286	5,912	5,851	5,709	6,476	6,980
Five years later		6,219	5,855	5,772	5,699	6,448
Six years later		6,173	5,786	5,683	5,639
Seven years later		6,109	5,754	5,663
Eight years later		6,130	5,742
Nine years later		6,090
Estimate of net ultimate claims		6,090	5,742	5,663	5,639	6,448	6,980	8,249	9,028	7,067	6,650
Cumulative payments		(5,979)	(5,598)	(5,502)	(5,430)	(6,039)	(6,434)	(7,356)	(7,638)	(5,286)	(3,386)
	1,750	111	144	161	209	409	546	893	1,390	1,781	3,264	10,658
Effect of discounting	(414)	(3)	(5)	(8)	(3)	(3)	(5)	(9)	(11)	(24)	(16)	(501)
Present value	1,336	108	139	153	206	406	541	884	1,379	1,757	3,248	10,157
Cumulative effect of foreign exchange movements	-	15	27	42	48	80	116	106	(14)	17	-	437
Effect of acquisitions	-	6	7	36	8	13	13	20	8	-	-	111
Present value recognised in the statement of financial position	1,336	129	173	231	262	499	670	1,010	1,373	1,774	3,248	10,705

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as "paid" at the date of disposal.
      The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2010 were £939 million (2009: £968 million). The movement in the year reflects exceptional strengthening of provisions by £10 million (2009: £60 million) in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, other strengthening of £66 million (2009: £62 million release), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	4,781	5,493
Premiums written during the year	10,469	9,968
Less: Premiums earned during the year	(10,424)	(10,613)
Change in UPR recognised as income	45	(645)
Gross portfolio transfers and acquisitions	(14)	-
Foreign exchange rate movements	43	(67)
Carrying amount at 31 December	4,855	4,781

A9 - Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount
The liability for investment contracts at 31 December comprised:

	2010 £m	2009 £m
Long-term business
Participating contracts	69,482	66,559
Non-participating contracts at fair value	46,124	41,289
Non-participating contracts at amortised cost	2,181	2,167
	48,305	43,456
Total	117,787	110,015

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.
      Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.
      For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus.
      Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.
      Of the non-participating investment contracts measured at fair value, £44,631 million are unit-linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts are classified as 'Level 1' in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.
      For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.
      In the United States, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2010. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at 31 December 2010 were 4.758% and 0.434% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £1.0 billion and are classified as 'Level 2' in the fair value hierarchy.
      There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.
      The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

A9 - Liability for investment contracts continued

(c) Movements in the year
The following movements have occurred in the year:

(i) Participating investment contracts

	2010 £m	2009 £m
Carrying amount at 1 January	66,559	65,278
Provisions in respect of new business	6,169	5,973
Expected change in existing business provisions	(2,400)	(1,256)
Variance between actual and expected experience	845	2,469
Impact of operating assumption changes	36	(49)
Impact of economic assumption changes	240	(57)
Other movements	(65)	(1,316)
Change in liability recognised as an expense	4,825	5,764
Effect of portfolio transfers, acquisitions and disposals	-	(246)
Foreign exchange rate movements	(1,918)	(4,256)
Other movements	16	19
Carrying amount at 31 December	69,482	66,559

The variance between actual and expected experience of £0.8 billion was primarily driven by favourable movements in investment markets in 2010, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The £0.8 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2010 £m	2009 £m
Carrying amount at 1 January	43,456	42,281
Provisions in respect of new business	4,096	3,045
Expected change in existing business provisions	(2,145)	(1,847)
Variance between actual and expected experience	1,276	2,495
Impact of operating assumption changes	20	107
Impact of economic assumption changes	3	4
Other movements	53	370
Change in liability	3,303	4,174
Effect of portfolio transfers, acquisitions and disposals	1,903	(1,596)
Foreign exchange rate movements	(357)	(1,403)
Carrying amount at 31 December	48,305	43,456

The variance between actual and expected experience of £1.3 billion was primarily driven by favourable movements in investment markets in 2010, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The £1.3 billion variance between actual and expected experience is not a change in assumptions.

A10 - Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2010 £m	2009 £m
Long-term business
Insurance contracts	3,650	4,299
Participating investment contracts	2	-
Non-participating investment contracts	1,463	1,258
Outstanding claims provisions	104	40
	5,219	5,597
General insurance and health
Outstanding claims provisions	1,113	1,194
Provisions for claims incurred but not reported	445	449
	1,558	1,643
Provision for unearned premiums	307	332
	1,865	1,975
Total	7,084	7,572

Of the above total, £4,675 million (2009: £4,493 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2010 £m	2009 £m
Carrying amount at 1 January	5,557	5,565
Asset in respect of new business	358	412
Expected change in existing business asset	(208)	(57)
Variance between actual and expected experience	81	(35)
Impact of other operating assumption changes	(443)	(189)
Impact of economic assumption changes	(25)	(250)
Other movements	(318)	486
Change in asset	(555)	367
Effect of portfolio transfers, acquisitions and disposals	174	(41)
Foreign exchange rate movements	(61)	(334)
Carrying amount at 31 December	5,115	5,557

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The reduction in the reinsurance asset from assumption changes mainly relates to assurance mortality assumptions in the UK and Ireland, with a corresponding reduction made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.

A10 - Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2010 £m	2009 £m
Carrying amount at 1 January	1,643	1,766
Impact of changes in assumptions	17	(72)
Reinsurers' share of claim losses and expenses
Incurred in current year	265	255
Incurred in prior years	(46)	7
Reinsurers' share of incurred claim losses and expenses	219	262
Less:
Reinsurance recoveries received on claims
Incurred in current year	(125)	(138)
Incurred in prior years	(282)	(202)
Reinsurance recoveries received in the year	(407)	(340)
Unwind of discounting	23	22
Change in reinsurance asset recognised as income	(148)	(128)
Effect of portfolio transfers, acquisitions and disposals	34	57
Foreign exchange rate movements	28	(50)
Other movements	1	(2)
Carrying amount at 31 December	1,558	1,643

(iii) Reinsurers' share of the provision for unearned premiums (UPR)

	2010 £m	2009 £m
Carrying amount at 1 January	332	418
Premiums ceded to reinsurers in the year	770	775
Less: Reinsurers' share of premiums earned during the year	(800)	(861)
Change in reinsurance asset recognised as income	(30)	(86)
Reinsurers' share of portfolio transfers and acquisitions	4	5
Foreign exchange rate movements	(2)	(5)
Other movements	3	-
Carrying amount at 31 December	307	332

A11 - Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2009 to 2010, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2010 £m	Effect on profit 2009 £m
Assumptions
Long-term insurance business
Interest rates	(796)	(363)
Expenses	(1)	69
Persistency rates	2	-
Mortality for assurance contracts	71	11
Mortality for annuity contracts	(637)	6
Tax and other assumptions	167	(49)
Investment contracts
Interest rates	1	20
Expenses	1	40
Persistency rates	(21)	-
Tax and other assumptions	(3)	(89)
General insurance and health business
Change in loss ratio assumptions	(4)	(2)
Change in discount rate assumptions	(61)	57
Change in expense ratio and other assumptions	38	(21)
Total	(1,243)	(321)

The impact of interest rates for long-term business relates primarily to the UK driven by the reduction in interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.
       The impact of mortality for annuity contracts relates to the exceptional strengthening in the Netherlands, following the publication of new mortality tables, and to smaller changes in the UK. Other assumptions relate mainly to the move to realistic reserving in Ireland, which reduced insurance liabilities, and changes in the UK.

A12 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.
      The following movements have occurred in the year:

	2010 £m	2009 £m
Carrying amount at 1 January	3,866	2,325
Change in participating contract assets	(444)	(1,314)
Change in participating contract liabilities	169	3,836
Effect of special bonus to with-profit policyholders	(58)	(69)
Effect of reattribution of inherited estate	-	(881)
Other movements	4	(25)
Change in liability recognised as an expense	(329)	1,547
Effect of portfolio transfers, acquisitions and disposals	(3)	(4)
Movement in respect of change in pension scheme deficit	18	(24)
Foreign exchange rate movements	(61)	43
Other movements	(63)	(21)
Carrying amount at 31 December	3,428	3,866

In Italy and Spain, the UDS balances were £435 million negative in total at 31 December 2010 (2009: Italy £92 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

A13 - Borrowings

(e) Movements during the year
Movements in borrowings during the year were:

	Core structural £m	Operational £m	Total 2010 £m
New borrowings drawn down, net of expenses	2,921	726	3,647
Repayment of borrowings	(2,274)	(613)	(2,887)
Net cash inflow	647	113	760
Foreign exchange rate movements	(77)	(801)	(878)
Borrowings acquired/(loans repaid) for non-cash consideration	-	(4)	(4)
Fair value movements	-	59	59
Amortisation of discounts and other non-cash items	1	-	1
Other movements	6	5	11
Movements in the year	577	(628)	(51)
Balance at 1 January	5,489	9,511	15,000
Balance at 31 December	6,066	8,883	14,949

Movements in borrowings during the previous year were:

	Core structural £m	Operational £m	Total 2009 £m
New borrowings drawn down, net of expenses	2,739	1,521	4,260
Repayment of borrowings	(2,546)	(1,307)	(3,853)
Net cash inflow	193	214	407
Foreign exchange rate movements	(232)	(566)	(798)
Fair value movements	-	187	187
Amortisation of discounts and other non-cash items	3	-	3
Movements in the year	(36)	(165)	(201)
Balance at 1 January	5,525	9,676	15,201
Balance at 31 December	5,489	9,511	15,000

All movements in fair value in 2009 and 2010 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions. These loan notes have external credit ratings which have not changed since the inception of the loans.

A14 - Pension obligations

(a) Pension scheme deficits on consolidated statement of financial position
In the consolidated statement of financial position, the amount described as provisions includes the pension scheme deficits and comprises:

	2010 £m	2009 £m
Deficits in the main staff pension schemes	527	1,707
Other obligations to main staff pension schemes - insurance policies issued by Group companies	1,445	1,351
Total IAS 19 obligations to main staff pension schemes	1,972	3,058
Deficits in other staff pension schemes	129	125
Total IAS 19 obligations to staff pension schemes	2,101	3,183
Restructuring provisions	152	198
Other provisions	690	599
Total	2,943	3,980

(b) Movements in the scheme deficits and surpluses
Movements in the pension schemes' deficits and surpluses comprise:

	2010 £m	2009 £m
	Pension scheme deficits £m	Pension scheme deficits £m
Deficits in the schemes at 1 January	(1,707)	(613)
Employer contributions	579	294
Employee contributions	-	-
Benefits paid	-	-
Current and past service cost	(170)	(156)
Gains on curtailments and settlements	347	49
Credit/(charge) to finance costs	(130)	(125)
Actuarial gains/(losses)	1,079	(1,158)
Transfers	3	-
Exchange rate movements on foreign plans	(4)	2
Net deficits in the schemes at 31 December	(3)	(1,707)

A14 - Pension obligations continued

(c) Pension expense
The total pension expense for these schemes comprises:

(i) Recognised in the income statement
	2010 £m	2009 £m
Current service cost	(160)	(131)
Past service cost	(10)	(25)
Gains on curtailments	347	38
Gains on settlements	-	11
Total pension credit/(cost) charged to net operating expenses	177	(107)
Expected return on scheme assets	522	466
Less: Income on insurance policy assets accounted for elsewhere	(65)	(58)
	457	408
Interest charge on scheme liabilities	(652)	(591)
Charge to finance costs	(195)	(183)
Total charge to income	(18)	(290)

(ii)Recognised in the statement of comprehensive income
	2010 £m	2009 £m
Expected return on scheme assets	(522)	(466)
Actual return on these assets	1,145	1,009
Actuarial gains on scheme assets	623	543
Less: (gains)/losses on insurance policy assets accounted for elsewhere	(80)	18
Actuarial gains on admissible assets	543	561
Experience gains arising on scheme liabilities	450	77
Changes in assumptions underlying the present value of the scheme liabilities	6	(1,778)
Actuarial gains/(losses) recognised in other comprehensive income	999	(1,140)
Attributable to equity shareholders of Aviva plc	1,033	(1,140)
Attributable to non-controlling interests	(34)	-
	999	(1,140)

The gain arising from changes in assumptions in 2010 reflects the impact of lower discount rates for liabilities across all but the Irish schemes, together with the impact of changes in mortality assumptions in the UK and Dutch schemes, and changes in the revaluation rate for certain benefits in deferment in the UK schemes as a result of recent government legislation.
      The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since
1 January 2004 (the date of transition to IFRS) is a loss of £1,231 million at 31 December 2010 (2009: cumulative loss of £2,230 million).

A15 - Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2010 £m	2009 £m
Cash at bank and in hand	9,740	10,681
Cash equivalents	15,715	14,495
	25,455	25,176
Bank overdrafts	(760)	(925)
	24,695	24,251

A16 - Related party transactions

The Group receives income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to related parties

		2010		2009
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	47	-	49	3
Joint ventures	18	375	17	327
Employee pension schemes	10	2	9	2
	75	377	75	332

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies. Under management service agreements with these associates, our UK life insurance companies provided administration services, the cost of which was recharged to the RBS companies. In addition, our fund management companies provided fund management services to these associates, for which they charged fees based on the level of funds under management.

      Transactions with joint ventures relate to the property management undertakings. At 31 December 2010, there were 16 such joint ventures. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities to fund property developments, including shopping, business and distribution centres, and properties in Europe, as well as a film studio development in the UK. Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
      Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies.
      The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

A17 - Risk management

(a) Risk management framework
The risk management framework (RMF) in Aviva is the collection of processes and tools that have been put in place to ensure that the risks to which we are exposed are identified, measured, managed, monitored and reported on a continuous basis. The RMF is designed to facilitate a common approach to, and language regarding, the management of risk across the Group. The key instruments of the RMF include the risk management policies, risk reports, risk models, the governance and oversight infrastructure and the risk appetite framework.
      Risks are usually grouped by risk type: market, credit, liquidity, general insurance, life insurance and operational risk. Risk falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.
      The Group has a set of formal risk policies that facilitate a consistent approach to the management of all our risks across all businesses and locations in which we operate. These risk policies define our appetite for different, granular risk types and set out risk management and control standards for the Group's world-wide operations.
       A top-down key risk identification and assessment process is carried out monthly in the risk function at Group level based on group and regional chief risk officer and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
      Risk models are an important tool in our measurement of risk and are used to support the monitoring and reporting of the risk profile and in the evaluation of alternative risk management actions. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged. Monthly assessments are made of the economic capital available within the business and the economic capital required to cover the current risk profile of the business and these assessments are included in the regular reporting to the risk committees.

A17 - Risk management continued

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk it is willing to take. The Group's position against risk appetite is monitored and reported to the Board on a monthly basis.
      The risk governance framework allocates responsibility for the oversight of risk management to a number of committees at group centre with the Asset Liability Committee (ALCO) and the Operational Risk Committee (ORC) providing a key focus on financial and operational risk. The group centre committees are in turn supported by similar governance structures in the regions.

(b) Market risk
Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices, property prices, and foreign currency exchange rates. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.
      The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Assets Committee and ultimately the Asset Liability Committee (ALCO). For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.
      The management of market risk is undertaken in businesses, regions and at Group level. Businesses manage market risks locally using the group market risk framework and within local regulatory constraints. Businesses may also be constrained by the requirement to meet policyholders' reasonable expectations and to minimise or avoid market risk in a number of areas. The ALM function is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by shareholder funds throughout the Group.
      The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched.
      In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives.
      The Group writes unit-linked business in a number of its operations. In unit-linked business, the policyholder bears the investment risk on the assets held in the unit-linked funds, as the policy benefits are directly linked to the value of the assets in the fund.
      The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

Equity price risk
The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group's shareholders are exposed to the following sources of equity risk:
■ Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds.
■ The indirect impact from changes in the value of equities held in policyholders' funds from which management charges or a share of performance are taken; and
■ Its interest in the free estate of long-term with profits funds.

At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
      Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.
      The Assets Committee actively monitors equity assets owned directly by the Group, which may include some material shareholdings in the Group's strategic business partners.

Property price risk
The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide and through investments in mortgages and mortgage backed securities. Investment in property is managed at regional and business level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Assets Committee also monitors property assets owned directly by the Group.
      As at 31 December 2010, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

A17 - Risk management continued

Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.
      The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements.
      A number of policyholder participation features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
      In short-term business such as general insurance business, the Group requires a close matching of assets and liabilities to minimise this risk.
      Interest rate risk is managed by the ALM function and monitored and managed by the Assets Committee, and the Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include value-
      at-risk analysis, position limits, risk modelling, asset and liability matching using measures such as duration. The impact of exposure to sustained low interest rates is regularly monitored.
      Interest rate risk is also managed using a variety of derivative instruments, including futures, options, swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.
      The Group has entered into a number of initiatives, including interest rate swap agreements and changes in asset mix, to mitigate the effects of potential adverse interest rate movements, and to enable closer matching of assets and  liabilities.

Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities or are hedged. For this reason, no sensitivity analysis is given for these holdings.
      The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling, and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
      The Group's foreign exchange policy requires that each of our subsidiaries maintains sufficient assets in its local currency to meet local currency liabilities. Therefore, capital held by the Group's business units should be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. The Group's foreign exchange policy is to manage these exposures by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group's regulatory capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2010, the Group's total equity deployment by currency was:
	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2010	3,301	9,288	2,712	2,424	17,725
Capital 31 December 2009	1,737	8,781	2,605	1,963	15,086
A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2010	(899)	833	(271)	271
Net assets at 31 December 2009	(802)	802	(228)	228

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit. Net assets are stated after taking account of the effect of currency hedging activities.

A17 - Risk management continued

Derivatives risk
Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of directors, as set out in the Group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. Over the counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) in accordance with the Group derivatives policy. Adherence to the collateral requirements as set out in the Group derivatives and Group credit policies thereby reduces the risk of credit loss.
      The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the ICA in the aggregation of the financial stress tests with the operational risk assessment and in scenario analysis.

(c) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to pay on their obligations to Aviva. Our credit risks arise through exposures to debt investments, structured asset investments, derivative counterparties, mortgage lending and reinsurance placement counterparties. We hold these investments for the benefit of both our policyholders and shareholders.
      The Group manages its credit risk at business unit, regional and Group levels. All business units and regions are required to implement local credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a group limit framework that must be adhered to by all.
      The risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the fixed interest securities' credit spreads.
      Management of credit risk is effected by five core functions:

■ The maintenance and adherence of an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the credit risk function to ensure accountability and clarity. This also includes delegated authority to the Credit Approvals Committee which is authorised to make key decisions within certain risk appetite levels.

■ The accurate and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings.

■ The implementation of a sophisticated capital charge based credit limit framework that considers and quantifies the key specific attributes of each exposure (eg seniority, maturity etc) and provides a counterparty level aggregation methodology covering all exposures to a counterparty. This is then managed against centrally set limits. Upper limits are also set to ensure that any unexpected jump to default risks are kept within appetite. Additional limit and controls are applied for structured assets and reinsurance counterparty exposures. The limits framework also considers more systemic risk factors such as sector and geographic concentrations, and these are continually assessed throughout our global portfolio.

■ Additional committee and credit risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, monitoring and addressing key credit themes and news that emerge in the markets. The Credit Approvals Committee provides an effective forum to ensure that all key recommendations are considered, and decisions implemented throughout the Group. The regional and Group credit divisions ensure that qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects.

■ The employment of risk mitigation techniques where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as bring or keep exposure limits within appetite, and include methods such as collateralisation, purchase of credit protection and diversification strategies.

A17 - Risk management continued

A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as speculative grade. The following table provides information regarding the aggregated credit risk exposure, for financial assets with external credit ratings, of the Group. Not rated assets capture assets not rated by external ratings agencies.

	Credit rating
At 31 December 2010	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	167,482
Reinsurance assets	0.2%	58.8%	25.3%	1.5%	0.1%	14.1%	7,084
Other investments	0.2%	1.1%	1.4%	0.4%	0.1%	96.8%	36,730
Loans	3.8%	5.8%	2.2%	0.4%	0.7%	87.1%	43,074

	Credit rating
At 31 December 2009	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	38.6%	17.3%	24.0%	12.8%	2.5%	4.8%	161,757
Reinsurance assets	10.5%	52.1%	26.7%	0.4%	0.2%	10.1%	7,572
Other investments	0.2%	3.4%	2.0%	1.2%	-	93.2%	31,518
Loans	6.2%	7.7%	0.9%	0.5%	1.0%	83.7%	41,079

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure. £1,247 million debt securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt securities as at 31 December 2009. In addition, certain non-rated debt securities totalling £1,917 million, which at the 31 December 2009 had been classified according to their internal credit ratings, are now presented as non-rated. Carrying values and percentages at 31 December 2009 have been amended accordingly.

Other investments
Other investments include:
■ £32,520 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis.
■ Derivative financial instruments of £2,274 million, representing positions to mitigate the impact of adverse market movements.
■ Other assets of £1,936 million, includes deposits with credit institutions and minority holdings in property management undertakings.

The Group loan portfolio principally comprises:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
■ Mortgage loans collateralised by property assets.

A17 - Risk management continued

Unit trusts and other investment vehicles
The credit quality of the underlying debt securities within these vehicles is managed by the safeguards built into the investment mandates for these funds. We rely on our understanding that the trusts and their asset managers are only approved if they satisfy certain selection criteria (including due diligence in the form of a questionnaire and/or research by dedicated teams). In addition, the asset managers are mandated to make investments in line with the funds' risk profiles as marketed to prospective customers and policyholders. Accordingly, as part of reviewing the asset quality of unit trusts and other investment vehicles, we monitor the assets within the funds and their performance to ensure they remain in line with the respective investment mandates for these funds.
      For certain of the unit trusts in our other investments, we apply minimum requirements affecting both the underlying counterparties and the investments issued by those counterparties such as a minimum size for the counterparty's programme, a limit on the size of the overall exposure to the underlying counterparty and, where appropriate, explicit approval of the counterparty by internal credit risk management teams is required. These criteria are indicators of the asset quality for these investments, as they represent minimum criteria for liquidity and diversification.
      A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall market risk appetite.

Derivatives
Derivative transactions must comply with Group guidance on the quality of counterparties used and the extent of collateralisation required. The counterparty must have a minimum credit rating from rating agencies (S&P, Moody's and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines.
      The largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (ie the credit risk is mitigated significantly through regular margining and protection offered by the exchange, and is controlled by the Group's local asset management operations).

Loans
The majority of the Group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:
■ Property collateralisation
■ Interest service cost
■ Diversity of the tenant base; and
■ Existence of government guarantees for some residential mortgages.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk
The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the Group credit policy and limits framework. In cases where the business is particularly exposed to credit risk (eg in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement, and this credit risk is actively managed. The impact of aggregation of credit risk is monitored as described above. With the exception of Government bonds the largest aggregated counterparty exposure is approximately 0.9% of the Group's total shareholder assets.

Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Credit Approvals Committee has a monitoring role over this risk.
      The Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2010, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,284 million.

Securities finance
The Group has significant securities financing operations within the UK. The risks within this business are mitigated by over- collateralisation which is designed to result in minimal residual risk. The Group operates strict standards around collateral management and controls.

A17 - Risk management continued

Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trades where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all "Over the Counter" derivatives are supported by credit support annexes and ISDAs.

Unit-linked business
As discussed previously, in unit-linked business the policyholder bears the market risk, including credit risk, on investment assets in the unit funds, and the shareholders' exposure to credit risk is limited to the extent that their income arises from asset management charges based on the value of assets in the fund.

Impairment of financial assets
The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
At 31 December 2010	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	167,334	-	3	3	28	114	167,482
Reinsurance assets	7,084	-	-	-	-	-	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

	Financial assets that are past due but not impaired
At 31 December 2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	161,647	-	-	-	-	110	161,757
Reinsurance assets	7,572	-	-	-	-	-	7,572
Other investments	31,503	-	-	-	-	15	31, 518
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,832	649	61	32	71	7	9,652

£1,247 million debt securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt securities as at 31 December 2009. The analysis of financial assets past due at 31 December 2009 has been amended accordingly.
Credit terms are set locally within overall credit limits prescribed by the Group Credit Approvals Committee and within the framework of the Group Credit Policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as "past due and impaired", an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.
      There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(d) Liquidity risk
At Group level, we maintain a prudent level of liquidity which meets the expectations of the Financial Services Authority (FSA) and the wider investment community. We maintain a buffer of liquid assets, determined by liquidity stress tests, which is designed to cover unforeseen circumstances in any of our businesses.
      The Group and Company have a strong liquidity position (£1.5 billion of financial assets held at Group) and through the application of a Group Liquidity policy seek to maintain sufficient financial resources to meet its obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of highly rated banks to further mitigate this risk.

Asset liability matching
The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched. The Asset Liability matching (ALM) methodology develops optimal asset portfolio maturity structures for our businesses which seek to ensure that the cash flows are sufficient to meet the liabilities as they are expected to arise.

A17 - Risk management continued

Where any decision to adopt a position in respect of policyholder assets and liabilities is not closely matched but is within the business unit's investment risk appetite, the impact is monitored through our economic capital measurement process. The decision taken must be justified to the local management board and Group management by a full analysis of the impact of the level of mismatch on both risk and return.
      ALM strategy may be determined at a sub-fund level for a block of closely related liabilities. Alternatively, if ALM strategy is determined at a fund or company level, it will usually be appropriate (for pricing, financial reporting and risk management purposes)
to develop a hypothecation of assets to notional sub-funds with different liability characteristics. It is for this reason that Group Risk provides a framework of corporate objectives within which the operating businesses develop specific and appropriate ALM methodologies, to seek to ensure that our businesses have sufficient liquidity to settle claims as they are expected to arise.
      ALM modelling is based on a projection of both assets and liabilities into the future.
A further tenet of our risk management strategy involves investment strategies, which also take into account the accounting, regulatory, capital and tax issues. The ALM strategy also takes into account the reasonable expectations of policyholders, local best practice and meets relevant regulatory requirements.
      Our investment strategies are designed to seek to ensure that sufficient liquidity exists in extreme business scenarios. For example, our investment strategy must consider a scenario of high lapses accompanied by poor investment markets or a general insurance catastrophe event.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2010 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
      Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £63,197 million (2009: £59,504 million) would be shown in the "within 1 year" column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the "within 1 year" column.

At 31 December 2010	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	132,400	12,025	42,609	50,206	27,560
Investment contracts - non-linked	63,197	3,254	13,970	26,901	19,072
Linked business	82,769	82,769	-	-	-
General insurance and health	17,121	7,222	6,453	2,872	574
Total contract liabilities	295,487	105,270	63,032	79,979	47,206

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	123,933	10,139	38,549	45,181	30,064
Investment contracts - non-linked	59,504	4,304	12,562	24,119	18,519
Linked business	80,206	80,206	-	-	-
General insurance and health	17,484	7,215	6,936	2,865	468
Total contract liabilities	281,127	101,864	58,047	72,165	49,051

A17 - Risk management continued

(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2010	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	167,482	20,996	46,182	100,133	171
Equity securities	49,076	-	-	-	49,076
Other investments	36,730	32,625	1,713	956	1,436
Loans	43,074	7,492	5,339	30,240	3
Cash and cash equivalents	25,455	25,455	-	-	-
	321,817	86,568	53,234	131,329	50,686

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	161,757	17,309	44,298	98,792	358
Equity securities	45,428	-	-	-	45,428
Other investments	31,517	29,091	414	493	1,519
Loans	41,079	6,867	4,146	30,066	-
Cash and cash equivalents	25,176	25,176	-	-	-
	304,957	78,443	49,858	129,351	47,305

£1,247 million debt securities and £2,085 million equity securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt and equity securities as at 31 December 2009. The maturity analysis at 31 December 2009 has been amended accordingly.
The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the "On demand or within 1 year" column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally 10 years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Insurance risk
(i) Life insurance risk
Types of risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

Risk management framework
The Group has developed a life insurance risk policy and guidelines on the practical application of this policy. Individual life insurance risks are managed at a business unit level but are also monitored at Group level.
      The impact of life insurance risks is monitored by the business units as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset liability management framework, profit reporting (under both IFRS and MCEV), and the ICA process. Significant insurance risks will be reported through the risk management framework and overseen by the Life Insurance Committee. At Group level the overall exposure to life insurance risk is measured through the ICA and other management reporting.
      The Life Insurance Committee monitors the application of the risk policy in each business, and receives management information on life insurance risks. The committee considers all areas of life insurance risk, but in particular has a remit to monitor mortality, longevity, morbidity, persistency, product development and pricing, unit pricing and expenses.
      The committee also considers the reinsurance coverage across the life businesses. It confirms that guidance and procedures are in place for each of the major components of life insurance risk, and that the businesses mitigate against any life insurance risk outside local appetite, within the parameters for the overall Group risk appetite.
      The committee has also developed guidance for business units on management of a number of areas of life insurance risk to ensure best practice is shared throughout the Group and common standards are adopted.

A17 - Risk management continued

Management of life insurance risks
The individual life insurance risks are managed as follows:

■ Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage group-wide risk exposures and monitor the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

■ Longevity risk is carefully monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and the capital implications to manage the impact on the group-wide exposure and the capital funding that businesses may require as a consequence. The Group has used reinsurance solutions to reduce the risks from longevity where possible and desirable and continually monitors and evaluates emerging market solutions to mitigate this risk further.

■ Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Life Insurance Committee has developed guidelines on persistency management.

■ Product design and pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss for and reputation damage to the Group. Guidelines have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing.

■ Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Apart from the ICA, sensitivity testing is widely used to measure the capital required and volatility in earnings due to exposure to life insurance risks, typically through MCEV reporting (examples of which are contained elsewhere in this report). This assessment is taken at both business unit level and at Group level where the impact of aggregation of similar risks can be measured. This enables the Group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

Concentration risk
The Group writes a diverse mix of business in worldwide markets that are all subject to similar risks (mortality, persistency etc). The Group assesses the relative exposures to and concentrations of each type of risk through the ICA capital requirements and material issues are escalated to and addressed at the Life Insurance Committee. This analysis enables the Group to assess whether accumulations of risk exceeds risk appetite.
      One key concentration of life insurance risk for the Group is improving longevity risk from pensions in payment and deferred annuities in the UK and the Netherlands where the Group has material portfolios. The Group continually monitors this risk and the opportunities for mitigating actions through reinsurance, improved asset liability matching, or innovative solutions that emerge in the market.
      When looking at concentrations of risk, for example market risk, the risk within Aviva staff pension schemes is also considered.
ICA analysis and MCEV sensitivity testing help identify both concentrations of risk types and the benefits of diversification of risk.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units.
      Examples of each type of embedded derivative affecting the Group are:

■ Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

■ Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
■ Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in ICA and MCEV reporting and managed as part of the asset liability framework.

(ii) General insurance risk
Types of risk
General insurance risk in the Group arises from:
■ Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations
■ Unexpected claims arising from a single source
■ Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten
■ Inadequate reinsurance protection or other risk transfer techniques
■ Inadequate reserves

A17 - Risk management continued

The majority of the general insurance business underwritten by the Group is of a short tail nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is agreed by the Executive Committee and communicated via specific policy statements and guidelines. Like life insurance risk, general insurance risk is managed primarily at business unit level with oversight at a Group level, through the General Insurance Committee.
      The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported through the risk management framework. Additionally, the ICA is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. Increasingly risk-based capital models are being used to support the quantification of risk under the ICA framework. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the ICA and risk-based capital assessments.
      The General Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development, implementation, and review of the Group policies for underwriting, claims, reinsurance and reserving that operate within the risk management framework.
      Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The Group has pioneered various developments, such as the Aviva UK Digital Flood Map to effectively manage exposures arising from specific perils. Where appropriate such projects are employed throughout the business units to promote the adoption of best practice as standard.

General insurance claims reserving
Actuarial claims reserving is conducted by local actuaries in the various general insurance business units according to the General Insurance Reserving policy. The General Insurance Committee monitors and maintains the General Insurance Reserving policy, and conducts quarterly reviews of the Group's general insurance claims provisions, and their adequacy. The reviews include peer reviews of the business unit's own conclusions as well as independent analysis to confirm the reasonableness of the local reviews.
      The adequacy of the Group's general insurance claims provisions is ultimately overseen by the General Insurance Committee. A number of business units also have periodic external reviews by local consultant actuaries (often as part of the local regulatory requirement).

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the strategy set out in our General Insurance Reinsurance policy. The basis of these purchases is underpinned by extensive financial and capital modelling and actuarial analysis to optimise the cost and capital efficiency benefits from our reinsurance program. For the larger business units, this involves utilising externally sourced probabilistic models to verify the accumulations and loss probabilities based on the Group's specific portfolios of business. Where external models are not available, scenarios are developed and tested using the Group's data to determine potential losses and appropriate levels of reinsurance protection.
      The reinsurance is placed with providers who meet the Group's counterparty security requirements, and large reinsurance placements may also require approval from the Asset Liability Committee.

Concentration risk
Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £300 million, for a one in ten year annual loss scenario, compared to approximately £550 million when measured on a one in a hundred year annual loss scenario.
      For the 2010 underwriting year the Group participated in a share of a reinsurer's US property catastrophe reinsurance portfolio. As this exposure does not correlate with the Group's other general insurance exposures this provided a strategic opportunity to diversify the general insurance portfolio with a risk that had a high expected profit margin but also a high potential for loss. The modelled loss from a one in ten year annual loss scenario was £55 million compared to approximately £160 million when measured on a one in a hundred year annual loss scenario.
      As a result of better than normal experience the arrangement delivered above average underwriting returns in 2010. Notwithstanding the good return in 2010, we have renewed the arrangement in 2011 on a reduced scale reflecting expected market conditions. The total expected loss from a one in ten year annual loss scenario is £40 million compared to approximately £100 million when measured on a one in hundred year annual loss scenario.

A17 - Risk management continued

(f) Operational risk
Types of operational risk
Operational risk is the risk of loss, arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

Operational risk management
We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long-term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies and business ethics code.
      Our businesses are primarily responsible for identifying and managing operational risks in line with minimum standards of control set out in our policies. Each operational risk is assessed by considering the potential impact and the probability of the event occurring. Impact assessments are considered against financial, operational and reputation criteria.
      Business management teams must be satisfied that all material risks falling outside our risk appetite are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact level are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events; taking appropriate action to address actual control breakdowns and promote internal learning from these occurrences.
      The Operational Risk Committee (ORC) oversees the Group's aggregate operational risk exposure on behalf of the Group Executive Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented. The ORC operates a number of sub-committees which focus on specific areas of operational risk including customer, brand, business protection, IT, people, legal and regulatory compliance.

(g) Brand and reputation risk
We are dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services.
      Our success and results are, to a certain extent, dependent on the strength of our global Aviva brand and reputation. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change.
      One of the FSA's strategic objectives is to help customers get a fair deal through its "treating customers fairly" principle. Examples of "treating customers fairly" include: products and services targeted to meet customers' needs and which perform in line with what customers have been led to expect; clear information (and advice where relevant); good service; and making sure there are no unfair barriers that prevent customers from getting access to their money, changing products or making a successful insurance claim. The FSA regularly checks that we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
      If we do not manage successfully the perception of our brands and reputation, it could cause existing customers or agents to withdraw from our business and potential customers or agents to be reluctant or elect not to do business with us. This would adversely impact our business and results of operations.

A18 - Long-term business IFRS profit driver analysis

	2010				2009
	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m
Note (a)
New business margin (£m)	499	382	140	1,021	402	310	101	813
APE (£m)	1,310	1,544	1,089	3,943	1,143	1,554	1,049	3,746
As margin on APE (%)	38%	25%	13%	26%	35%	20%	10%	22%
New business margin reflects premiums less initial capital reserves
Note (b)
Underwriting margin (£m)	178	433	270	881	148	433	202	783
Analysed by:
Expenses (£m)	90	166	182	438	83	145	128	356
Mortality and longevity (£m)	63	209	81	353	60	227	90	377
Persistency (£m)	25	58	7	90	5	61	(16)	50

Expense margin represents unwind of annual expense allowance on risk business and assumption changes.
Mortality and persistency margin reflect conservative reserving for unit-linked, risk and spread business

Note (c)
Unit-linked margin (£m)	348	541	110	999	322	532	84	938
As annual management charge on average reserves (bps)	94	121	98	108	99	127	81	111
Average reserves (£bn)	36.9	44.6	11.2	92.7	32.4	41.8	10.3	84.5
Unit-linked margin represents the return made on unit-linked business. Average reserves include managed pension fund assets not consolidated in IFRS balance sheet.
Note (d)
Participating business (£m)	147	394	141	682	176	322	162	660
As bonus on average reserves (bps)	35	65	131	60	42	55	153	59
Average reserves (£bn)	42.5	60.9	10.8	114.2	42.2	58.2	10.6	111.0
Participating business is shareholders' share of the bonus to policyholders on with profit and other participating business
Note (e)
Spread margin (£m)	173	44	673	890	166	50	460	676
As spread margin on average reserves (bps)	61	82	153	114	65	83	113	94
Average reserves (£bn)	28.5	5.4	43.8	77.7	25.7	6.0	40.5	72.2
Spread margin represents the return made on annuity and non-linked investment business
Note (f)
Expected return on shareholder assets (£m)	223	138	294	655	167	138	286	591
Equity (%)	7.8%	7.2%	7.2%	7.2%	7.0%	7.3%	7.3%	7.3%
Property (%)	6.3%	5.7%	5.7%	5.7%	5.5%	5.8%	5.8%	5.8%
Bonds (%)	5.5%	4.4%	3.6%	4.7%	5.5%	4.7%	4.4%	4.9%
Expected return being the return made on shareholder net assets
Note (g)
Acquisition expenses (£m)	(353)	(515)	(216)	(1,084)	(320)	(422)	(203)	(945)
APE (£m)	1,310	1,544	1,089	3,943	1,143	1,554	1,049	3,746
As acquisition expense ratio on APE (%)	27%	33%	20%	27%	28%	27%	19%	25%
Acquisition expenses include commission incurred in writing new business less deferred costs
Note (h)
Administrative expenses (£m)	(333)	(515)	(512)	(1,360)	(347)	(506)	(555)	(1,408)
As existing business expense ratio on average reserves (bps)	31	46	78	48	35	48	90	53
Average reserves (£bn)	107.9	110.9	65.8	284.6	100.3	106.0	61.4	267.7
Administrative expenses comprise expenses and renewal commissions incurred in managing the existing book

A19 - Analysis of general insurance

(i) United Kingdom (excluding group reinsurance and agencies in run-off)
	Net written premium		Underwriting result		Combined operating ratio
	2010 £m	2009 £m	2010 £m	2009 £m	2010%	2009%
Personal
Motor	1,195	1,040	(46)	1	103%	100%
Homeowner	809	942	12	21	100%	99%
Other	419	370	66	(22)	89%	105%
	2,423	2,352	32	-	97%	100%
Commercial
Motor	545	484	10	17	98%	97%
Property	638	616	20	(16)	99%	100%
Other	440	414	44	23	90%	95%
	1,623	1,514	74	24	96%	98%
Total	4,046	3,866	106	24	96%	99%

(ii) France
	Net written premium		Underwriting result		Combined operating ratio
	2010 £m	2009 £m	2010 £m	2009 £m	2010%	2009%
Motor	318	322	(14)	(25)	104%	107%
Property and other	416	407	15	40	96%	90%
Total	734	729	1	15	99%	98%

(iii) Ireland
	Net written premium		Underwriting result		Combined operating ratio
	2010 £m	2009 £m	2010 £m	2009 £m	2010%	2009%
Motor	200	208	(32)	19	117%	92%
Property and other	197	214	15	(30)	92%	113%
Total	397	422	(17)	(11)	105%	103%

(iv) Delta Lloyd
	Net written premium		Underwriting result		Combined operating ratio
	2010 £m	2009 £m	2010 £m	2009 £m	2010%	2009%
Motor	400	389	(31)	9	107%	98%
Property	328	324	(31)	(28)	110%	109%
Liability	92	87	34	18	63%	81%
Other	357	363	88	39	72%	91%
Total	1,177	1,163	60	38	95%	97%

(v) Canada
	Net written premium		Underwriting result		Combined operating ratio
	2010 £m	2009 £m	2010 £m	2009 £m	2010%	2009%
Motor	1,055	978	29	30	98%	97%
Property	654	595	(3)	(61)	101%	111%
Liability	201	190	18	17	92%	91%
Other	48	37	16	10	62%	71%
Total	1,958	1,800	60	(4)	97%	100%

A20 - Funds under management
	2010			2009
	Life and related businesses £m	General business and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	324,729	45,378	370,107	354,391
Less: third party funds included within consolidated IFRS assets	-	(9,999)	(9,999)	(9,980)
	324,729	35,379	360,108	344,411
Third party funds under management			75,491	70,388
			435,599	414,799
Non-managed assets			(33,348)	(35,388)
Funds under management			402,251	379,411

A21 - Operational cost base

The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:

	2010 £m	2009 £m
Other expenses (as reported)	3,537	5,366
Less: Non operating items included above (amortisation and impairments)	(476)	(2,032)
Add: Claims handling costs1	658	673
Non commission acquisition costs2	1,276	1,137
Operating cost base	4,995	5,144

1. As reported within Claims and benefits paid of £29,152 million (2009: £27,549 million)
2. As reported within Fee and commissions expense of £5,867 million (2009: £4,396 million)

During 2010, the operating cost base decreased by 3% to £4,995 million (2009: £5,144 million). The like-for-like cost base presented below is adjusted for the impact of foreign exchange, businesses acquired/disposed of during the year, the impact of European levies, Solvency II costs and elimination of one-off restructuring and integration spend in both years. On a like-for-like basis the cost base increased by 1% to £4,686 million compared with a 31 December 2009 like-for-like cost base of £4,638 million. This increase in the cost base supports a like-for-like 8% growth in long-term savings sales for our life business (excluding the impact of foreign exchange and disposal of the Australian business) and a 4% growth in net written premiums for our general insurance and health businesses (excluding the impact of foreign exchange).

Movement in operating cost base
£m
Total operating cost base 2009	5,144
Less: restructuring, integration and brand costs for 2009	(388)
European levies1	(71)
Impact of acquisitions and disposals2	(48)
Foreign exchange	1
2009 like-for-like operating cost base	4,638
Inflation3	102
UK Life	(4)
UK General Insurance	(14)
Aviva Europe	19
Delta Lloyd	(95)
Other businesses (including group centre)	40
2010 like-for-like operating cost base	4,686
Restructuring, integration and brand costs 2010	243
European levies1	66
Total operating cost base 2010	4,995

1. Levies and sales taxes charged to European Businesses.
2. Impact of acquisitions & disposals - restatement of the 2009 cost base for the impact of acquisitions and disposals in both 2009 and 2010 to achieve a cost base on a like-for-like basis.

3. Inflation - Notional level of Inflation that would have impacted the operating cost base during the period. This is calculated at an individual country level, and applied to operating expenditure i.e. excluding restructuring & integration costs (but including adjustments for acquisitions & disposals). The overall weighted average is calculated at 2.2%.

End of Part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 March, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary